Exhibit 99.1

HYDRO ONE INC.

2023 STATEMENT OF EXECUTIVE COMPENSATION

May 3, 2024

I.	BACKGROUND

In March 2019, Hydro One Inc. was granted exemptive relief (the “Executive Compensation Exemptive Relief”) by securities regulatory authorities in each of the provinces of Canada, exempting Hydro One Inc. from the requirement to provide executive compensation disclosure required by securities laws in its annual information form, for so long as: (i) Hydro One Inc. files such executive compensation disclosure as a stand-alone document with the securities regulatory authorities in each of the provinces of Canada no later than 140 days after its most recently completed financial year and (ii) Hydro One Inc. includes in its annual information form in respect of a financial year a notice that its executive compensation disclosure in respect of that financial year, when filed, is deemed to be incorporated by reference in its annual information form.

This Statement of Executive Compensation is the stand-alone document contemplated by the Executive Compensation Exemptive Relief in respect of the 2023 financial year. This Statement of Executive Compensation, upon filing with the securities regulatory authorities in each of the provinces of Canada, will be deemed to be incorporated by reference into and form an integral part of the annual information form of Hydro One Inc. (the “AIF”) dated February 13, 2024 for the fiscal year ended December 31, 2023. Capitalized terms used herein and not defined have the meaning given to such terms in the AIF.

Hydro One Inc. is a wholly owned subsidiary of Hydro One Limited. The board of directors of Hydro One Inc., and the human resources committee of the board of directors of Hydro One Inc., are comprised of the same directors as the board of directors and human resources committee of Hydro One Limited, respectively, and each of the boards and committees hold joint meetings. This allows them to make joint compensation decisions in respect of officers of both corporations and results in the same compensation practices applying to both corporations. As a result, employees of Hydro One Inc. and its subsidiaries participate in the compensation plans of Hydro One Limited. References herein to “HRC” mean collectively the human resources committee of Hydro One Limited and the human resources committee of Hydro One Inc., references herein to “GRC” mean collectively the governance and regulatory committee of Hydro One Limited and the governance and regulatory committee of Hydro One Inc. and references to the “Board” mean collectively the board of directors of Hydro One Limited and the board of directors of Hydro One Inc. The President and Chief Executive Officer (“President and CEO”), the Executive Vice President, the Chief Financial and Regulatory Officer (“EVP, Chief Financial and Regulatory Officer”), the Executive Vice President, Capital Portfolio Delivery (“EVP, Capital Portfolio Delivery”) and the Executive Vice President, Strategy, Energy Transition and Human Resources (“EVP, Strategy, Energy Transition and Human Resources”) of Hydro One Inc. have the same titles and roles in Hydro One Limited. During 2021, 2022 and 2023, the former Chief Legal Officer (“CLO”) of Hydro One Inc.held the same title and role in Hydro One Limited. Although decisions may be made jointly, they do not result in duplicative compensation. References to “executive(s)” refer to employees who hold a vice president role and above, which includes the NEOs (as defined herein). The Executive Leadership Team (“ELT”) includes the direct reports to the President and CEO holding an Executive Vice President (“EVP”), Senior Vice President (“SVP”), Chief or General Counsel title. This Statement of Executive Compensation pertains to Hydro One Inc. although as noted above, the compensation practices described herein largely reflect the compensation practices of Hydro One Limited. References herein to “Hydro One” or the “Company” refer to Hydro One Inc. and its subsidiaries taken together as a whole. References to “Hydro One Inc.” refer to Hydro One Inc. only and references to “Hydro One Limited” refer to Hydro One Limited only. Information in this Statement of Executive Compensation is provided as of April 8, 2024 and dollar amounts are in Canadian dollars, unless indicated otherwise.

II.	COMPENSATION DISCUSSION AND ANALYSIS

This compensation discussion and analysis provides information regarding Hydro One’s 2023 compensation approach as well as its compensation practices, policies and plans during that year. In particular, it includes disclosure about the President and CEO, the CFO, the three other most highly compensated executive officers who provided services to the Company during 2023 and the former Interim President and CEO (collectively, the “NEOs”):

A.	Named Executive Officers

The NEOs for 2023 are as follows:

Name	Title

David Lebeter (1)	President and Chief Executive Officer (President and CEO)

Chris Lopez(2)	EVP, Chief Financial and Regulatory Officer

Andrew Spencer	EVP, Capital Portfolio Delivery

Megan Telford	EVP, Strategy, Energy Transition and Human Resources

Paul Harricks(3)	Former Chief Legal Officer

William Sheffield(4)	Interim President and Chief Executive Officer

Notes:

(1)	Mr. Lebeter assumed the position of President and CEO on February 1, 2023.
(2)	Mr. Lopez decided to leave the organization on June 30, 2024.
(3)	Mr. Harricks became a Senior Advisor on April 13, 2023 and continued in this capacity until his retirement on December 31, 2023.
(4)	Mr. Sheffield was appointed Interim President and CEO on June 21, 2022 and held the position until February 1, 2023.

B.	Compensation Philosophy and Practices

(i)	Compensation Guiding Principles

This Statement of Executive Compensation provides an overview of the executive compensation philosophy, practices and policies that were in place during the year.

2023 Executive Compensation Philosophy

Hydro One’s executive compensation program provides total compensation opportunities designed to attract, retain, motivate and reward executives with the calibre of talent and skills necessary to deliver on Hydro One’s corporate strategy, balance stakeholder interests, grow its business and increase Hydro One Limited’s shareholder value. The following table outlines the principles confirmed by the Board and used to inform Hydro One’s compensation decisions:

Principle	Objective

Performance-oriented	To provide pay-for-performance and align performance objectives to strategy and core values over both the short- and long-term horizons to reinforce our strategic business objectives and a performance-oriented culture.

Long-term focus	To reward sustainable growth that supports long-term value creation for shareholders and customers.

Market competitive	To attract and retain high-performing employees with market- aligned compensation.

Individual accountability	To foster a culture of individual ownership and accountability, while encouraging teamwork.

Balanced approach to risk	To support an appropriate level of risk-taking that balances short- term and long-term Company objectives.

Shared responsibility	To require employees to share the risks and responsibilities for their current and future needs.

Simple and integrated	To provide programs that are simple to understand and administer and communicate the integrated value of monetary and non- monetary rewards.

C.	Executive Compensation Framework

The executive compensation framework established for Hydro One Limited pursuant to the Hydro One Accountability Act, 2018 was in effect until January 1, 2023. The framework set out certain requirements for compensation of Hydro One Limited and Hydro One’s executives, including setting the maximum allowable payout of STIP and cash-settled LTIP awards at 100% of target for the President and CEO and EVPs. These requirements will continue to remain in place for NEOs who received 2021 and 2022 cash-settled LTIP awards granted under the executive compensation framework.

Hydro One’s updated executive compensation program is linked to performance, increases pay-at-risk, and considers the competitive talent market. The Company remains committed to attracting, retaining and motivating the talent necessary to achieve its strategy, through prudent and pragmatic compensation programs that set pay in reference to the markets in which we seek (or lose) critical talent.

D.	Compensation Governance

(i)	Human Resources Committee

One of the HRC’s responsibilities is to assist the Board in fulfilling its oversight responsibilities relating to the delivery of sustained corporate results through the attraction and retention of key senior management.

Details concerning the HRC, its mandate and its members are as follows:

Human Resources Committee:

Committee Members:	Committee Membership: The HRC must consist of at least three directors, all of whom must be independent.

Melissa Sonberg (chair) Mark Podlasly	Duties and Responsibilities include overseeing:

Human Resources Committee:
Stacey Mowbray Helga Reidel The committee met in camera without management at each of its regularly scheduled meetings.

•  the effectiveness of the Company’s human capital and human resources strategy, policies, programs and procedures, including diversity and inclusion policies and practices;

•  the compensation and incentive policies, programs and plans of the Company designed to attract, retain and develop executives and employees with the skills and expertise needed for the Company to carry out its strategies, business and operations;

•  the compensation of the President and CEO and the other direct reports and other key employees of Hydro One Limited and its subsidiaries as the HRC or Board may determine (collectively, the “Designated Employees”);

•  retaining external consultants and advisors to receive independent and objective advice on the compensation and human resources policies and programs of the Company;

•  reviewing matters relating to succession planning of the Company’s President and CEO and the Designated Employees;

•  the Company’s policies and programs to promote a culture of integrity and responsible stewardship, including through its oversight of the Code of Business Conduct and the Whistleblower Policy, and related practices and procedures; and

•  the Company’s labour relations strategy.

2023 Accomplishments and Highlights include:

Reviewed:

•  enterprise risk management updates;

•  regular people strategy updates, including initiative spotlights;

•  2023 HRC Committee Work Plan;

•  quarterly Code of Business Conduct and ethics and Whistleblower Policy updates;

•  incentive compensation information and benchmarking;

•  executive shareholdings against Hydro One Limited’s share ownership guidelines;

•  performance reports for both the defined benefit pension plan (“DBPP”) and the defined contribution pension plan (“DCPP”);

•  updates to the Company’s Diversity, Equity and Inclusion (“DEI”) strategy;

•  updates on talent management and succession planning;

•  executive share ownership holdings against requirements;

•  updates on the Company’s people strategy including effectiveness metrics;

Human Resources Committee:

•  employee survey results;

•  a compensation risk assessment;

•  Code of Business Conduct and Ethics Office Report; and

•  2024 individual performance scorecards for the President and CEO and Designated Employees.

Reviewed and approved:

•  2023 Executive Merit Increase Budget – excluding the President and CEO and Designated Employees;

•  2022 DBPP, DCPP and year-end financial statements and DBPP statement of investment policies and procedures;

•  the Company’s DEI commitment statement;

•  updates on our labour strategy;

•  the new peer group;

•  DBPP and DCPP reports;

•  labour strategy;

•  2024 HRC Committee Work Plan; and

•  Hydro One Pension Plan Statement of Investment Policies and Procedures.

Reviewed and recommended:

•  President and CEO’s position description;

•  amended committee mandate;

•  2022 STIP corporate scorecard results and performance multiplier;

•  2022 aggregate individual performance multiplier – excluding the CEO and Designated Employees;

•  2023 short-term incentive plan (“STIP”) scorecard;

•  2023 long-term incentive plan (“LTIP”) performance measures;

•  2022 STIP for the President and CEO;

•  2023 LTIP grant for management, Designated Employees and the President and CEO;

•  2020 LTIP performance multiplier;

•  management information circular compensation discussion and analysis;

•  the President and CEO succession plan;

•  Compensation Recoupment Policy;

•  LTIP grants for new hires or promotions;

•  2024 LTIP off-cycle pool;

Human Resources Committee:

•  Employee Share Ownership Plan (“ESOP”) amendments;

•  2024 target total compensation structure for the CEO;

•  2024 Management Merit Increase Budget;

•  2023 Power Workers Union (“PWU”) and Society Share Grants;

•  Human Resources Committee Mandate - recommended to the GRC;

•  Code of Business Conduct – recommended to GRC;

•  Whistleblower Policy – recommended to GRC;

•  Executive Rewards Program;

•  Interim President and CEO performance and compensation;

•  ELT status update and ELT employment agreements; and

•  President and CEO and EVP supplemental executive retirement plan (“SERP”).

All HRC members have gained the following relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the human resources committee of a stock exchange-listed company or otherwise, and through ongoing Board and committee education sessions. HRC members have a wide array of talent management responsibilities as per the broad mandate of the HRC. The following are specific areas of experience and expertise related to total rewards:

•	human resources experience (experience with benefit, pension and compensation programs, particularly executive compensation);

•	risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation); and

•	executive leadership experience (experience as a senior executive/officer of a publicly listed company or major organization).

Please refer to the AIF for biographical information concerning each member of the HRC.

(ii)	Compensation Advisors

The HRC engages with independent, external consultants for advice and consultation on executive compensation matters.

Since October 2018, Mercer (Canada) Limited (“Mercer”) has served as the independent consultant to the HRC, providing data and advice to assist the HRC in carrying out its mandate.

All decisions and actions taken by the HRC and the Board have been based on numerous factors and considerations which may, but do not necessarily, reflect the information provided by, or advice of, the advisors.

Aggregate compensation advisor fees (rounded and including taxes) paid to Mercer for executive compensation or related services provided to the HRC during 2023 and 2022 are as follows:

	Professional Service Fees
Compensation Advisor	Year	Executive Compensation- Related Fees ($)	Other Fees(1) ($)
Mercer (Canada) Limited	2023	130,367	—
	2022	354,253	69,738	(1)

Note:

(1)

In 2022, Mercer provided specific market compensation benchmarking analysis in the form of a custom compensation survey directed by the Ontario Energy Board (“OEB”) for purposes of the Company’s joint (distribution and transmission) rate application filing before the OEB. This analysis was not related to executive compensation. While the HRC was not required to approve work related to the OEB benchmarking study prior to completion, the work was completed by a separate Mercer consultant distinct from the one providing advice to the HRC. No fees other than for executive compensation or related matters were charged by the independent advisor in either 2022 or 2023 for work requested by the HRC or the Board.

(iii)	Risk Management Process

Hydro One’s executive compensation program is structured to provide an appropriate balance of risk and reward consistent with the Company’s risk profile and to ensure that compensation practices do not encourage excessive risk-taking by executives. Such risk mitigation practices include the compensation practices outlined below. Hydro One’s compensation practices are reviewed annually by the HRC and a more detailed review is completed every other year as part of the HRC risk assessment process – the most recent review was completed in 2023 to ensure they align with the Company’s strategic plans, risk profile and risk management principles.

(iv)	Compensation Practices

Practice	Description
Anti-Hedging

Executives are prohibited from engaging in transactions that are designed to hedge, offset or otherwise reduce or limit their economic risk, including with respect to a decrease in market value of equity securities of Hydro One Limited granted as compensation or held, directly or indirectly, by such individuals, or otherwise undermining their alignment with shareholder interests, except with the prior written approval of the HRC.

Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, put options, call options, exchange contracts, derivatives and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds), and the pledging of or granting of any other security interest in equity securities of Hydro One Limited as security for any loan where recourse is limited to the pledged security.

Clawbacks	Executives may be required to forfeit outstanding incentive awards and repay incentive compensation that has already been paid if, among other things, there is wrongdoing, misconduct, a material misstatement of Hydro One Limited’s or Hydro One Inc.’s financial results, an error in any financial or operating measure used to determine incentive compensation amounts, or as may be required by applicable laws, stock exchange rules or other regulatory requirements. This

Practice	Description

applies to cash bonuses, stock options, performance share units (“PSUs”), restricted share units (“RSUs”), other equity-based compensation and performance cash-settled LTIP awards, whether vested or unvested, including those which have been paid or settled.

In 2023, Hydro One Limited and Hydro One Inc. each updated its clawback policy (“Recoupment Policy”) in compliance with the requirements of the Securities Exchange Act of 1934 and the listing standards of the New York Stock Exchange. In the event of an accounting restatement and except in very narrow circumstances, Hydro One Limited and Hydro One Inc. will be required to recover certain incentive-based compensation paid to certain executive officers on or after October 2, 2023, to the extent such incentive-based compensation was paid on the basis of financial results in respect of any of Hydro One Limited and Hydro One Inc.’s three most recently completed fiscal years preceding the restatement.

The Recoupment Policy continues to apply in all other cases and applies to a broader group of employees of Hydro One Limited and its subsidiaries. In addition, the broader clawback policy (i) permits the Board to exercise its discretion in determining whether to recoup the incentive compensation; (ii) applies to a wider range of compensation and circumstances; and (iii) only recoups the after-tax amounts. In the event that both the Recoupment Policy and the pre- existing clawback policy apply, amounts recovered under one policy shall be credited to the amount that is subject to recovery under the other policy, such that there should not be any duplicative recovery.

Incentive Compensation Adjustments – Principles and Practices

Hydro One sets targets that are challenging, yet fair, and considers our strategy and business plan without encouraging excessive risk-taking. However, exceptional circumstances outside of management’s control may occur.

The HRC has established principles and practices for incentive compensation adjustments. The purpose of these principles and practices is to provide clarity on the circumstances and process for considering any such exceptions. No such adjustments occurred in 2023.

Trading Restrictions	Executives, directors and our employees are prohibited from trading Hydro One Limited and Hydro One Inc. securities during a company’s trading blackout period, and at any other time when they possess undisclosed material information.

Share Ownership Guidelines	The Company’s executives are required to own Hydro One Limited common shares in order to have a vested interest in the future success of Hydro One Limited and its subsidiaries (including Hydro One) and align their interests with those of Hydro One Limited’s shareholders. Hydro One Limited’s share ownership guidelines are based on the level or positioning of the employee. Hydro One Limited’s guidelines were reviewed and updated in 2023 to reflect changes in Hydro One Limited’s compensation program. The Company’s executives can count directly-owned shares or beneficial ownership of Hydro One Limited’s common shares (through the management employee share ownership plan, personal holdings and vested shares), management deferred share units (“management DSUs”), RSUs (new in 2023), 50% of equity-settled PSUs (new in 2023), and 25% of performance cash-settled LTIP grants towards their ownership guidelines.

Practice	Description

Individuals have until the fifth anniversary (reduced from seven years in 2023) of the later of their start date, promotion to a level with a higher share ownership requirement, or the date they became subject to the guidelines, to meet their applicable share ownership requirement. If an executive has not met their requirements by the compliance deadline, they must receive some or all of their STIP award in management DSUs and/or apply 25% of the net after tax benefit realized by the settlement of any LTIP awards to purchase Hydro One Limited’s common shares.

The Company’s executives must generally maintain the ownership level as of the date of retirement for 24 months (in the case of the President and CEO) or 12 months (in the case of other executives).

For purposes of assessing the requirement, 50% of the value of equity-settled PSUs and 25% of the value of outstanding cash-settled LTIP is counted during the vesting period. Annually, the HRC reviews compliance of the Company’s executives with Hydro One Limited’s share ownership guidelines. The inclusion of cash-settled LTIP grants will cease once the last grants vest in 2025. The inclusion of equity-settled PSUs with 100% performance-based payouts for the President and CEO and EVPs reflects the highly performance-oriented nature of the LTIP where no time-vesting only units were provided to NEOs in 2023, and the PSUs provide directional alignment with Hydro One Limited’s share price.

The share ownership requirements as a multiple of annual base salary are set forth below:

	President and CEO	5x (up from 3x)

	EVP or equivalent Direct Report to the President and CEO	3x (up from 2x)

	SVP or equivalent	2x (up from 1x)

	VP or equivalent	1x (no change)

(v)	Environment, Social and Governance (“ESG”)

Hydro One is committed to operating safely in an environmentally and socially responsible manner while partnering with customers, Indigenous communities, and other community partners. Hydro One understands that the Company’s long-term performance depends on incorporating sustainability into all aspects of its business.

Given the importance of sustainability to Hydro One, the Company has incorporated specific ESG related measures directly into its incentive plans, including employee health and safety, customer and reliability objectives in the STIP collectively weighted at 50% of the overall corporate scorecard. In addition, the NEOs may have specific ESG related measures incorporated into their individual goals depending on the scope of their responsibilities.

Hydro One continues to review and update our sustainability strategy and will consider changes to the ESG related measures included within its various compensation plans in alignment with its sustainability strategy.

E. Executive Compensation Decision-Making Process

Hydro One’s compensation decision-making process involves management, the HRC, independent compensation advisors and the Board for final approval. Outlined below is a general overview of the process that the Company (together with Hydro One Limited) has followed in determining compensation.

To promote robust decisions and analysis of recommendations and to ensure our diverse stakeholders are considered, management recommendations are brought forward at an initial HRC meeting and then reviewed and recommended to the Board for approval at a subsequent meeting.

By having discussion and approvals conducted at separate meetings, the Company believes it is able to develop thoughtful solutions that consider the impacts of such on all of its stakeholders. If appropriate, additional analysis may be requested by the HRC or the Board.

Hydro One’s management team, the HRC, the Board and the Company’s independent compensation advisors all play a key role in determining compensation for the Company’s executives and in managing compensation risk.

In 2023, the HRC made several recommendations to the Board related to the Company’s new compensation program to advance the Company’s pay-for-performance culture and drive an increase in at-risk pay, furthering the interest of the Company’s executives in the continued success of the Company. The HRC may refine the program over time to ensure that it continues to be aligned with the Company’s strategy and long-term objectives.

The table below summarizes the Company’s compensation decision-making process.

	Management	HRC	Independent Compensation Advisors	Board
Design of Compensation Structure	Designs and recommends compensation program to HRC	Reviews and, where appropriate, revises and recommends the compensation structure to the Board for approval	Provides input based on best practice to the HRC	Approves compensation program including any material changes

Choice of Performance Measures and Annual Targets	Develops annual Company objectives aligned with the strategy and incentive plan performance measures including weighting	Reviews and, where appropriate, revises and recommends the incentive plan performance measures to the Board for approval	Provides input to the HRC based on market practice	Approves performance measures and targets

Set Targets for Executive Compensation	Develops and recommends to HRC target compensation and variable pay for executives	Recommends the President and CEO’s target compensation to the Board for approval Reviews and approves target compensation for ELT direct reports to the President and CEO	Assists the HRC in developing target compensation	Approves the President and CEO target compensation

	Management	HRC	Independent Compensation Advisors	Board
Assess Company Performance	Recommends corporate performance results to the HRC	Reviews and, where appropriate, adjusts corporate performance results and recommends to the Board for approval	Supports the HRC in reviewing performance results, identifies areas where adjustments should be considered	Approves the performance results

Assess Individual Performance	President and CEO assesses performance of direct reports, recommends compensation decisions to the HRC	Assesses the President and CEO’s performance and recommends same to the Board Reviews and approves performance of the President and CEO’s ELT direct reports		Approves the President and CEO’s performance results

Award Compensation	President and CEO recommends compensation for the President and CEO’s ELT direct reports	Recommends the President and CEO’s compensation to the Board for approval Reviews, finalizes, and approves compensation for the President and CEO’s ELT direct reports	Provides analysis to support compensation decision-making where applicable	Approves compensation for the President and CEO

F. Named Executive Officer Pay Benchmarking

(i)	Compensation Peer Group Selection Criteria

As part of the review of Hydro One’s executive compensation program and its alignment with the Company’s compensation philosophy, the HRC applied the following considerations to ensure the compensation peer group reflects the size, scope and complexity of the Company while aligning with its market for executive talent, including:

•	Hydro One’s core business as Canada’s largest electricity transmission and distribution service provider;

•	the unique dynamic of Hydro One Limited’s ownership structure, recognizing the complexity of being a publicly-traded company with significant investment by the Province of Ontario (the “Province”);

•	the particular considerations inherent with highly regulated organizations having large societal impact; and

•	the limited number of comparable electricity transmission and distribution service providers in Canada.

Applying these considerations resulted in changes to the compensation peer group for 2023. ENMAX Corporation and Toronto Hydro Corporation were removed given their smaller relative size. Algonquin Power & Utilities Corp. and Gibson Energy Inc. were deemed to be more comparable to Hydro One and were added. Four comparable U.S. utility companies of varying ownership structures were added including: Ameren Corporation, Evergy, Inc., Oglethorpe Power, and Santee Cooper. The group now contains a total of 16 organizations, including publicly traded organizations in the energy and utilities industries and large government-owned utilities.

This updated peer group was used to inform total direct compensation design and pay levels for the NEOs. Hydro One aims to be competitive with the peer group, over time, but does not target a specific percentile (such as the median). In line with peer practices and consistent with Hydro One’s compensation philosophy, NEO total direct compensation is aligned with clear performance measures and stakeholder expectations over both the short- and long-term.

The following graph compares President and CEO compensation and the other NEOs compensation on aggregate to Hydro One Limited’s peers. Compensation for the President and CEO and the other NEO’s on aggregate is positioned below the median of the peer group with 11 of 16 peers providing higher compensation than Hydro One Limited.

For details on the NEOs’ 2023 target total direct compensation, please refer to Target Compensation Mix starting on page S-15.

(ii)	Primary Compensation Reference Peer Group

Publicly-Traded Sector Peers	Public Sector Peers
Algonquin Power & Utilities Corp.	British Columbia Hydro and Power Authority

AltaGas Ltd.	Hydro-Québec

Ameren Corporation	Oglethorpe Power

ATCO Ltd.	Ontario Power Generation Inc.

Emera Incorporated	Santee Cooper

Evergy, Inc.
Fortis Inc.
Gibson Energy Inc.
Keyera Corp.
Pembina Pipeline Corporation
TransAlta Corporation

Notes:

(1)	Peer information included in this chart was prepared by Hydro One using data from S&P Capital IQ
(2)

Total assets and total revenues of Hydro One Limited are calculated using data for the most recently reported 12-month period ending December 31, 2023 and market capitalization and total enterprise value of Hydro One Limited are calculated as at December 31, 2023.

(3)	The market capitalization of Hydro One Limited was approximately $23.8 billion and the total enterprise value of Hydro One Limited was approximately $39.3 billion as at December 31, 2023.
(4)

Market capitalization of Hydro One Limited is calculated based on the number of common shares of Hydro One Limited outstanding multiplied by the closing share price and total enterprise value is calculated based on market capitalization plus net debt of Hydro One Limited. Public sector organizations are excluded from these statistics as market capitalization and total enterprise value cannot be calculated.

G. Compensation Components and Decisions

(i)	Components and Decisions of 2023 Compensation

Hydro One’s compensation structure includes base salary, short-term and long-term incentives, share ownership plan, and pension and benefits.

The table below describes the components of compensation for the NEOs and the objective of each:

	Component	Form	Objectives
Fixed	Base Salary	Cash	• Attract and retain highly qualified and experienced executives • Provide a predictable and steady income
	Pension	Defined Contribution Pension Plan Defined Benefit Pension Plan Supplemental Executive Retirement Plan (“DC SERP” or “Supplemental Plan”)	• Provide market-competitive, sustainable retirement arrangements to attract and retain talent
	Benefits	Group health, life, disability benefits, and executive wellbeing account	• Indirect compensation to assist employees in covering select life events and promoting health and wellness
Variable	Short-term Incentive	Cash – executives can choose to receive some or all in the form of management DSUs	• Motivate and reward achievement of annual business performance objectives • Align individual performance and rewards with corporate objectives
	Long-term Incentive	Equity-settled and 100% performance based	• Motivate and align executives with long-term strategy and shareholders’ interests • Encourage sustained long-term performance • Balance short- and long-term results focus
	Management Employee Share Ownership Plan	Market-purchased shares acquired up to a maximum 6% of base salary with a 50% company match up to a maximum of $25,000 per year	• Encourage share ownership of Hydro One Limited common shares and increase alignment with shareholders’ interests

(ii)	Target Compensation Mix

The target compensation mix reflects Hydro One’s compensation philosophy emphasizing pay-for- performance and at-risk compensation. From 2022 to 2023, the pay-for-performance component of the President and CEO’s target compensation increased from 67% to 75%, and for the other NEOs from 62% to 65%. The following summarizes the target compensation mix for the President and CEO and NEOs average.

(a) Base Salary

Base salary is the guaranteed component of compensation which is set based on role, individual performance, operational experience and market alignment. This component is designed to enable Hydro One to attract, retain and motivate qualified employees, including executives.

Base Salary Decisions for 2023

The following table documents the base salaries for the NEOs in 2023.

Following Hydro One’s typical practice, any 2023 base salary changes were approved by the Board. In 2023, the compensation changes were larger than typical given the appointment of Mr. Lebeter as President and CEO along with a number of changes in the ELT to create larger portfolios and/or to reflect promotions. The 2023 President and CEO base salary is positioned at the second lowest of the peer group.

NEO	2022 Base Salary(1)	2023 Base Salary(1)	% Change	Rationale for Change
David Lebeter	$419,063	$600,000	43.2%	Promoted from Chief Operating Officer to President and CEO.
Chris Lopez	$427,863	$470,650	10.0%	Increase in scope of responsibilities with addition of Regulatory function.
Andrew Spencer	$294,156	$350,000	19.0%	Promoted to EVP level.
Megan Telford	$366,680	$450,000	22.7%	Increase in scope of responsibilities with addition of the Strategy and Energy Transition functions.
Paul Harricks	$401,122	$401,122	0.0%	N/A

Note:

(1)

These columns reflect the NEOs’ base salaries as of December 31 of the relevant year, and do not take into account any proration for base salary changes during fiscal years 2022 and 2023, respectively. Mr. Sheffield held his position of Interim President and Chief Executive Officer from June 21, 2022 to February 1, 2023 and was eligible for a salary of $66,000 per month.

It is important to note that the President and CEO and ELT compensation is entirely funded from Hydro One Limited and the Company’s earnings, and it is not recovered through rates or paid by customers.

(b) 2023 Short-Term Incentive Plan (“STIP”)

The STIP was designed to:

•	provide market competitive “pay-at-risk” necessary to attract, motivate and retain employees and executives;

•	reinforce strategic business objectives and a performance-oriented culture with significant elements of compensation-at-risk;

•	focus participants on the drivers of value creation; and

•	reward participants for achievement of annual corporate and individual performance goals.

All full-time non-union employees, including executives, are eligible to participate in the STIP. A summary of the components of the STIP is provided below.

Elements of the Short-Term Incentive Plan	Impact on Award
How the Award is Determined

The amount of the award is a function of the executive’s incentive target, corporate performance and individual performance.

For NEOs, awards are weighted 80% on achievement of corporate goals and 20% on achievement of individual goals.

Corporate Performance

Corporate performance is based on financial and non-financial measures which seek to align corporate performance with the Company’s strategy as detailed in the corporate scorecard.

See pages S-18 to S-20 for more information about the performance measures and results related to the Company’s corporate scorecard.

Individual Performance	Individual performance is assessed based on the achievement of corporate- aligned performance objectives with a focus on delivering differentiated rewards to top performers. See the current NEO’s key accomplishments starting on page S-20.

Range of Awards	Awards may range from 0 to 110% for the President and CEO and EVPs, and from 0 to 150% of target short-term incentive for employees who hold an SVP level role (and below), based on corporate and individual performance.

HRC/Board Judgment	The HRC considers whether adjustments are necessary or appropriate to reflect unusual or unanticipated events occurring during the performance period and recommends the “overall STIP performance multiplier” to the board for approval using informed judgment to ensure that compensation reflects the actual performance of the business.

Elements of the Short-Term Incentive Plan	Impact on Award
Payout	The payout may be in cash or, at the option of an eligible executive, management DSUs. Management DSUs are fully vested notional shares and accrue dividend equivalents when dividends are paid on the common shares of Hydro One Limited and are redeemable for cash at the prevailing market price of the common shares of Hydro One Limited upon settlement, after the executive ceases to be employed.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions. Specifically, an executive’s STIP may be required to be repaid in situations where it later becomes clear that the performance metrics used to determine payment were not achieved, or in the event of a material restatement of Hydro One Limited’s earnings (or other Hydro One Limited-specific results) that significantly reduces shareholder value. If the Recoupment Policy applies, the clawback will be mandatory except in very narrow circumstances.

The STIP payout is calculated based on the following formula.

Short-Term Incentive Decisions for 2023

1. Corporate Performance Scorecard

Hydro One’s corporate scorecard (“scorecard”) was developed by management and approved by the Board, on the recommendation of the HRC at the beginning of 2023. The scorecard performance measures were based on Hydro One Limited’s (and indirectly, Hydro One’s) objectives and business plan for the year and established “threshold”, “target”, and “exceeds” performance levels for each performance measure. The scorecard is a balanced scorecard measuring ESG, other non-financial and financial objectives with the aim of focusing the organization on key performance indicators that drive stakeholder value and align with the organization’s strategy.

To establish the performance levels for the performance measures, management models a broad range of scenarios and provides benchmarking data to support the rationale behind the proposed measures and demonstrate the rigour embedded in the performance levels (threshold, target and exceeds) relative to similar organizations.

In addition, Hydro One continues to monitor comparators and emerging trends to ensure our approach is appropriate and aligned with best practice. The HRC, with input from its independent compensation advisors, had the opportunity to review and modify (as appropriate) the performance measures and levels before recommending the scorecard to the Board for approval. No such adjustments or modifications occurred in 2023.

Hydro One is focused on corporate social responsibility and outlines its practices in Hydro One Limited’s annual sustainability report. The scorecard is aligned with the sustainability issues that matter most to customers, employees, communities and shareholders including safety, improving reliability and customer favourability.

Payouts under the STIP for 2023 were based on Hydro One Limited’s corporate performance (and indirectly, Hydro One’s performance) and each executive’s individual performance relative to their personal scorecards. In determining the Company’s performance, the HRC reviewed management’s assessment of Hydro One’s performance against pre-established performance levels for each performance measure, and based on this and, using its informed judgment, approved the resulting performance payout.

The following table sets out Hydro One Limited’s (and indirectly, Hydro One’s) corporate performance measures and results for 2023. Based on Hydro One Limited’s results, the HRC recommended, and the Board approved, an overall STIP performance multiplier equal to 112.39% of the target for 2023 for the corporate component.

*	If the Company has a fatality, the attained High-Energy Serious Injuries & Fatality measure will be reduced to 0% based on the findings of the System Investigation.

Overall, Hydro One Limited (and indirectly, Hydro One) drove strong performance against its objectives in 2023, including key advances on several measures:

•

Health and Safety: While Hydro One’s safety results for the year (0.562 Recordable Incidents per 200,000) demonstrate improvement, there is room for continued progress. In 2023, two employees sustained a high-energy serious injury (“HSIF”) compared to one in 2022. This equates to an HSIF rate of 0.023 per 200,000 hours, which exceeded (is lower than) the Company’s annual target. Together, these results continue to reflect consistent progress made in preventing life-altering injuries and fatalities.

•

Productivity: Hydro One is pleased to have achieved $113.9 million in productivity savings in 2023. Hydro One saw meaningful increases in productivity in areas such as operations and supply chain management. Through these achievements, Hydro One is delivering on its multi-year commitment to keep costs as low as possible.

•

Reliability: Transmission (“Tx”) reliability significantly improved in 2023 with fourth quarter performance being the best in the past ten years due to favorable weather and a focus on implementing changes learned from post-event investigations. Distribution (“Dx”) reliability results fell short of target, in part because of the severe storms experienced during the year.

•

Work Program: Hydro One continued to execute on its investment plan as Tx in-service additions were 4.5% better than target due to strong planning and execution across key projects. Furthermore, Hydro One’s ongoing commitment to storm response and restoration efforts for all customers and communities, in addition to a higher volume of customer connections during the year, resulted in Dx in-service additions significantly exceeding target during the period.

•	Net Income: 2023 net income attributable to common shareholders of Hydro One Limited was approximately 7% better than target, due in part to higher peak demand and electricity consumption.

•	Customer: Year-end overall favourable impression of 82% was lower than the Company’s threshold and we have implemented an organization-wide focus to improve the customer experience.

The following details key accomplishments for each NEO during 2023:

NEO	Key Accomplishments
David Lebeter President and CEO

As the President and CEO, Mr. Lebeter is responsible for setting and executing on the Company’s strategic vision. As the President and CEO, Mr. Lebeter sits on the Board.

In his first year as President and CEO, Mr. Lebeter provided strategic and executive leadership in the following areas:

•  Continued the Company’s strong safety record, exceeding our best- in-class recordable injury rate with a year end result 0.562 per 200,000 hours.

•  HSIF rate of 0.023 per 200,000 hours, continuing our commitment to zero.

•  Oversaw the refresh of the Company’s corporate strategy, including our purpose and vision.

•  Promoted three strong internal leaders to the ELT and developed new accountabilities across leaders, focusing the organization on preparing for the energy transition.

•  Continued realization of productivity savings of $113.9 million in 2023. Secured three new transmission lines for development and construction.

•  Executed $142.3 million of spend with Indigenous partners in 2023, an increase of 48% over the prior year of $95.9 million.

•  Executed labelled bond issuances at attractive interest rates via three sustainable bond tranches and three green bond tranches in 2023.

•  Conducted extensive shareholder and investor relations outreach.

NEO	Key Accomplishments
• Acquired a local distribution company in northern Ontario. • Continued to advance partnerships with Indigenous communities, including the signing of a Letter of Intent.

Chris Lopez EVP, Chief Financial and Regulatory Officer

As EVP, Chief Financial and Regulatory Officer, Mr. Lopez is responsible for the corporate finance and regulatory practices function, including treasury, tax, internal audit, investor relations, risk and pensions. In addition, Mr. Lopez is responsible for shared services including supply chain, facilities and real estate, growth, and mergers and acquisitions.

Mr. Lopez provided strategic and executive leadership in the following areas:

•  Executed the growth plan and helped achieve strong 2023 financial results with an earnings per share of Hydro One Limited (“EPS”) of $1.81, an increase of 3% over the prior year of $1.75.

•  Successful implementation of the first year of the initial joint rate application, which was approved by the OEB in 2022.

•  Release of the Sustainable Financing Framework in early 2023, within which $2.375 billion of green or sustainable bonds were issued.

•  Maintained strong credit ratings, including a positive outlook from S&P during the year.

•  Improved debtholder and Hydro One Limited shareholder perception scores over previous survey.

•  Filed five Leave to Construct Applications with the OEB, including our Waasigan Transmission Line.

•  Advancement of acquisition strategy including a definitive agreement signed and appropriate regulatory applications filed for the acquisition of Chapleau Public Utilities Corporation.

•  Grew underlying business and materially enhanced network reliability of Ivy Charging Network.

•  Continued enhancement of Shared Services functions including supply chain, facilities and real estate, and fleet services, which has enabled the Company to execute on a growing work program while exceeding safety targets in the Shared Services team.

Andrew Spencer EVP, Capital Portfolio Delivery	As EVP, Capital Portfolio Delivery, Mr. Spencer is accountable for the project management, transmission and stations engineering, construction, environmental services and the delivery of the Advanced Metering Infrastructure project. He is also responsible for leading and growing Acronym Solutions Inc., a full-service Information and Communications Technology company, and serves as the President of Hydro One Sault Ste. Marie Inc., a separately licensed transmitter. Mr. Spencer on an interim basis also oversaw the Information Technology and Security functions.

NEO	Key Accomplishments
Mr. Spencer provided strategic and executive leadership in the following areas:

•  Applied the Hydro One First Nations Equity Partnership Model on qualified new major transmission capital projects and increased Indigenous procurement and negotiated economic participation agreements with Indigenous partners in Ontario.

•  Enabled large new customer connections and continued development and execution of nine transmission lines and associated station upgrades across Ontario.

•  Delivered on the Capital Work Program, effectively expanded new facilities and reinvested in Hydro One’s existing infrastructure and contributed to the successful delivery of the Company’s capital expenditures of $2,531 million and In-Service Additions of $2,324 million in 2023.

•  Accountable for the Advanced Metering Infrastructure upgrade project (AMI 2.0).

•  Implemented extended forecasts of material needs to improve efficiency and collaborated with supply chain to utilize new inventory mechanisms and qualify new suppliers and manufacturing facilities.

•  Progressed on climate change objectives; led Hydro One’s climate change mitigation and adaption programs, and accountable for the Company’s environmental managed systems.

•  In an interim capacity, acted as the EVP, Digital & Technology Solutions.

Megan Telford EVP, Strategy Energy Transition and Human Resources

As EVP, Strategy, Energy Transition and Human Resources, Ms. Telford is responsible for strategy, planning, partnerships, sustainability, corporate affairs and human resources.

Ms. Telford provided strategic and executive leadership in the following areas:

•  Led the efforts to update and refresh Hydro One’s organizational strategy, including the design and implementation of the new mandates aligned to the strategy.

•  Supported a multi-faceted grid modernization strategy designed to further Hydro One’s customer focus through the enablement of distributed energy resources, grid scale and residential batteries, and electric vehicle modeling.

•  Partnered with stakeholders to address the energy needs of large-scale industrial customers to further economic growth in the Province.

•  Reinforced Hydro One’s commitment to creating new opportunities to maximize Indigenous participation in the energy sector by engaging in strategic partnerships with numerous First Nations across Ontario.

.

NEO	Key Accomplishments

•  Championed the continued evolution of Hydro One’s strong culture, through the execution of initiatives in support of Hydro One’s People Strategy, which saw the Company achieve record employee engagement scores in 2023 and be recognized as one of Canada’s Best Employers for 2023 by Forbes.

•  Oversaw the successful completion of bargaining with Hydro One’s two largest unions, the PWU and Society of United Professionals resulting in agreements that further mutual objectives and foster collaboration towards shaping the workforce of the future.

2.	STIP Decision Summary

The following summarizes the STIP payout for each eligible NEO based on the corporate and individual performance as approved by the HRC and the Board. The STIP payout is capped at 110% for the President and CEO and EVPs.

Named Executive Officer/ Principal Position(1)	STIP Target %(2)	STIP Target $	Corporate Achievement (%)	Individual Achievement (%)	STIP Payout	STIP Payout as a % of Target
David Lebeter President and CEO	100%	$600,000	112.39%	100.00%	$659,472	109.91%
Chris Lopez EVP, Chief Financial and Regulatory Officer	80%	$376,520	112.39%	100.00%	$413,841	109.91%
Andrew Spencer EVP, Capital Portfolio Delivery	50%	$159,122	112.39%	100.00%	$174,894	109.91%
Megan Telford EVP, Strategy, Energy Transition and Human Resources	80%	$360,000	112.39%	135.00%	$396,000	110.00%
Paul Harricks Former Chief Legal Officer	50%	$200,561	112.39%	100.00%	$220,440	109.91%

Notes:

(1)	All NEOs are eligible for STIP with the exception of Mr. Sheffield.
(2)	Incentive target as of December 31, 2023.

(c)	Long-Term Incentive Plan

Hydro One Limited’s LTIP (in which employees of Hydro One are eligible to participate) was designed to:

•	attract and retain highly qualified and experienced talent;

•	foster alignment with shareholder interests;

•	reward executives for longer term value creation; and

•	provide market competitive compensation.

In 2023, Hydro One Limited reintroduced an equity-based LTIP consisting of PSUs and RSUs. The President and CEO and EVPs receive their LTIP awards in 100% PSUs that vest at the end of four years. 2023 is a transition year between the new equity-based LTIP and the former cash-settled LTIP. Participants received a 2023 equity-based LTIP grant as well as a payout from the 2021 cash-settled LTIP that is reported as a payout in reference to performance from 2021 to 2023.

The PSUs provide strong alignment with Hydro One Limited shareholder interests as they are 100% performance based with the following performance measures in 2023:

•

EPS, which rewards executives for delivering increased earnings to shareholders of Hydro One Limited and includes the requirement that the Hydro One Limited dividend does not decrease in any rolling 12 months during the performance period; and

•

Relative total shareholder return (“TSR”), which rewards executives for achieving Hydro One Limited shareholder returns that are consistent with or better than the returns provided by peer organizations.

LTIP is available to executives and certain non-union employees of Hydro One Limited and its subsidiaries as determined by the HRC. Non-employee directors are not eligible to participate. A summary of the components of the current LTIP is as follows:

Elements of the Long-Term Incentive Program	Impact on Award
Types of Awards

Equity-Based LTIP: An award that will be settled in common shares of Hydro One Limited in the future, subject to the achievement of specified performance criteria.

PSUs: Subject to performance and time vesting criteria and are fully-at risk. Form 100% of the LTIP awards for the President and CEO and EVPs.

RSUs: Subject to time vesting criteria and are only granted below EVP level.

Vesting	PSUs vest after a four-year performance period, subject to a performance multiplier based on achievement of specific performance measures, unless otherwise determined by the HRC.

Performance Multiplier

Each PSU granted in 2023 is 100% performance based, subject to achieving certain performance levels for the period from January 1, 2023 to December 31, 2026 (the four-year “Performance Period”):

(1)   four-year average EPS (subject to a dividend rate modifier) – 75% weighting; and

(2)   four-year relative TSR (S&P/TSX Capped Utilities Index) – 25% weighting.

The EPS and relative TSR performance measures demonstrate a commitment to achieving long-term growth for Hydro One Limited’s shareholders, which is consistent with or better than the growth delivered by other Canadian utilities.

Four-year average EPS: The net income attributable to Hydro One Limited’s shareholders for such fiscal period divided by the average outstanding shares during such fiscal period.

Dividend rate modifier: If the 12-month rolling average dividend rate during the Performance Period falls below the annualized quarterly dividend rate at the time of grant, a 0% modifier will be applied to the EPS performance multiplier. If the 12-month rolling average dividend rate during the Performance Period does not decrease from the level at grant, a 100% modifier will be applied to the EPS performance multiplier.

Relative TSR: Measures Hydro One Limited’s total shareholder return over the Performance Period relative to the total shareholder return for the S&P/TSX Capped Utilities Index for the same period.

The index was selected for comparison as it reflects an established grouping of Canadian publicly traded industry peers for Hydro One Limited.

Range of Awards	The PSU payout is a function of the overall performance multiplier which is based on the four-year average EPS performance (75% weighting) with a dividend rate modifier and the four-year relative TSR performance (25% weighting). The total award is subject to an overall maximum performance multiplier of 150%.

HRC/Board Judgment	The HRC considers whether adjustments are necessary or appropriate to reflect unusual or unanticipated events occurring during the Performance Period and recommends the performance multiplier to the Board for approval using informed judgment to ensure that compensation reflects the actual performance of the business.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions. Specifically, an executive’s vested long-term incentives may be required to be repaid in situations where it later becomes clear that the performance metrics used to determine payment were not achieved, or in the event of a material restatement of Hydro One Limited’s or Hydro One’s earnings (or other Hydro One Limited or Hydro One-specific results) that significantly reduces shareholder value. If the Recoupment Policy applies, the clawback will be mandatory except in very narrow circumstances.

2023 Long-term Incentive Grants Awarded

The performance measures for the 2023 equity-settled PSUs LTIP grant consist of a four-year average EPS measure with a dividend rate modifier (75% weighting) and a four-year relative TSR measure (25% weighting).

LTIP grants awarded to the NEOs in 2023 are outlined below.

Named Executive Officer(1)	Share-based Awards Value	Option-based Awards Value(2)	Cash-settled Awards Value(3)	Total Grant Value(4)
David Lebeter	$1,200,000	$0	$0	$1,200,000
Chris Lopez	$705,974	$0	$0	$705,974
Andrew Spencer	$350,000	$0	$0	$350,000
Megan Telford	$675,000	$0	$0	$675,000
Paul Harricks	$401,122	$0	$0	$401,122
William Sheffield	$66,000	$0	$0	$66,000

Notes:

(1)

All NEOs are eligible for equity-settled PSUs LTIP, except for Mr. Sheffield who was not eligible to receive an LTIP award. Pursuant to the terms of his agreement as Interim President and CEO, Mr. Sheffield was entitled to a monthly award of DSUs with a grant date value of $66,000.

(2)	No option-based awards were granted in 2023.
(3)	No cash-settled awards were granted in 2023.
(4)	Previous grants are not taken into account when considering new grants.

Long-Term Incentive Decisions for 2023 (Granted in 2021, Paid in 2023)

In 2021, the Board at that time approved the grant of cash-based LTIP awards to executives. The 2021 awards were aligned with the requirements of the executive compensation framework in place at the time of the award and 100% performance based. The 2021 awards included productivity savings, EPS performance measures with a dividend rate modifier, and relative TSR performance. These targets were established at the time of grant and were based on the approved business plan in place at the time.

To establish the performance levels (threshold, target and exceeds) corresponding to the performance measures, management provided the HRC with modelling of a broad range of scenarios to support the rationale behind the proposed measures and demonstrate the rigour and stretch embedded in the performance levels.

Over the 2021 to 2023 performance period, Hydro One Limited’s three-year average EPS, productivity savings and TSR performance relative to the peer group were strong, resulting in a performance multiplier of 147.41% for the 2021 grants. Since the 12-month rolling average dividend rate did not decrease during the three year performance period, the dividend rate modifier for the 2021 award was 100%. These results reflect the organization’s strong financial performance from 2021 to 2023.

Notes:

(1)

The LTIP productivity results over the 2021 to 2023 performance period are aligned with the methodology used to set targets at the time of grant. As a result, due to the differing inflation assumptions in place at the time of grant, productivity presented for LTIP will differ from that presented in other sections.

(2)	Consistent with the requirements of the executive compensation framework, cash-settled LTIP payouts for the President and CEO and EVPs who were NEOs in 2021 are capped at 100% of target.

(d)	Pension Benefits

1.	Defined Contribution Pension Plan (“DCPP”)

Hydro One established a registered DCPP effective January 1, 2016. Hydro One’s DCPP is designed to:

•	attract and retain employees;

•	result in lower and more stable cost over time compared to the DBPP; and

•	promote sharing of retirement savings responsibility between Hydro One and its employees.

A summary of the key terms of the DCPP is presented below:

Element	Description
Eligibility	Eligible non-represented employees who were not already enrolled or eligible to enroll in the DBPP as of September 30, 2015. All but one of the current NEOs participate in the DCPP.

Employee contribution	Mandatory contribution of a minimum of 4% of pensionable earnings and a maximum contribution of 6% of pensionable earnings, subject to the limit outlined under “Supplemental Plan” below.

Employer match	Employee contributions are matched by Hydro One.

Element	Description
Pensionable Earnings	Base salary plus actual short-term incentive (but not exceeding 50% of base salary).

Supplemental Plan	Effective as of January 1, 2018, once the total employee and employer contributions for the calendar year have reached the maximum contribution level permissible under a registered pension plan, as per the Income Tax Act (Canada), employee contributions cease and employer contributions are allocated to a notional supplemental pension plan account for the employee’s benefit. The notional supplemental pension plan was approved by the Board on December 8, 2017 and replaces a non-registered savings plan in which employer contributions were made on an after-tax basis. In 2023, the DC SERP was amended to provide the President and CEO and EVP level executives with higher employer contributions to the notional account. Total employer contributions to the DCPP and DC SERP are now 15% of the President and CEO and EVP level executives’ base earnings and STIP (to a maximum of 50% of the President and CEO and EVP level executives’ base earnings). The DC SERP was only applicable to the President and CEO in 2023.

2.	Defined Benefit Pension Plan (“DBPP”)

Hydro One established a registered DBPP effective December 31, 1999. One of the NEOs participates in this plan.

A summary of the key terms of the Hydro One DBPP for those hired prior to January 1, 2004 is presented below:

Element	Description
Eligibility	Non-represented employees who were eligible members of the DBPP prior to September 30, 2015 continue to participate in the DBPP. Newly hired non-union employees do not accrue credited service under the DBPP for service after September 30, 2015.

Employee contribution	Eligible employees contribute 8.75% of their base annual earnings up to the Year’s Maximum Pensionable Earnings (“YMPE”) and 11.25% above the YMPE.

Pensionable Earnings	Base salary plus 50% of actual short-term incentive up to an earnings limit of $350,000 as at December 1, 2016. The earnings limit is adjusted annually by the Consumer Price Index (Ontario) and was approximately $414,012 as at December 31, 2023.

Formula	For each year of credited service under the DBPP, to a maximum of 35 years, the benefit provided for each of the employees who participates in the DBPP is equal to 2% of the member’s average base annual earnings during the 36 consecutive months (changing to 60 months on go-forward basis for service accrued on and after April 1, 2025) for non-union employees hired prior to January 1, 2004 when their base annual earnings were highest. This pension is reduced by 0.625% of the member’s average base annual earnings up to the average year’s maximum pensionable earnings during the 60 consecutive months for non-union employees hired prior to January 1, 2004 when their base earnings were highest. The reduction is intended to offset Canada Pension Plan benefits. The DBPP provides for early retirement with an unreduced pension at the earlier of age 65 or the attainment of age plus credited service totaling 82 (changing to 85 as of April 1, 2025 for anyone who has not reached 82 points on that date) or more.

A plan member who is not eligible for an unreduced pension can retire with a reduced pension any time after attaining age 55. Pension benefits payable to pensioners, beneficiaries and terminated employees with deferred pensions are increased annually, effective January 1 of each year equal to 100% of the increase in the Consumer Price Index (Ontario) for the 12-month period ending in June of the previous year. The normal form of pension for a member who does not have a spouse at retirement is a pension payable for life and guaranteed for five years. The normal form of pension for a member who has a spouse at retirement is a pension payable for the life of the member, and continuing after the member’s death to their spouse at the rate of 66.67% of the member’s normal form.

Supplemental Pension Plan	Hydro One’s defined benefit supplementary pension plan (the supplementary pension plan) provides benefits that are in excess of Income Tax Act (Canada) limits and that cannot be provided under the DBPP. The supplemental pension plan is unfunded and the benefits from this plan are paid from general revenues. Hydro One’s obligations to participants under the supplementary pension plan are secured by a letter of credit.

(e)	Management Employee Share Ownership Plan (“Management ESOP”)

Hydro One strongly supports share ownership of Hydro One Limited by its employees and, accordingly, offers a Management ESOP for non-union employees. The plan provides participants with the opportunity to acquire common shares of Hydro One Limited purchased on the market through payroll deduction on a voluntary basis.

It is designed to:

•	promote an ownership culture among non-union employees;

•	align the interests of non-union employees with Hydro One Limited shareholder interests; and

•	increase employee awareness and alignment with Hydro One’s performance.

All regular employees not represented by a union, who have completed at least six months of continuous service with the Company prior to the date of enrolment in the plan, are eligible to participate.

A summary of the components of the Management ESOP is provided below.

Element	Description
Source of shares	Shares of Hydro One Limited are purchased on the market at prevailing prices (non-dilutive).

Employee contribution	Between 1% and 6% of base salary, through payroll deduction.

Employer match	Hydro One matches 50% of the employee contribution up to a maximum of $25,000 per year.

Vesting	Shares purchased prior to January 6, 2022 are subject to a sale or withdrawals limit of 50% of shares during any 12-month period relative to the number of shares credited to an employee’s account at the start of the 12-month period. Shares purchased with employee contributions on or after January 6, 2022 vest immediately, while Hydro One Limited matched shares have a two-year holding period requirement.

(f)	Other Benefits

Starting in 2023, the Company introduced a wellbeing allowance intended to cover wellness-related costs in support of our overall rewards philosophy and focus on employee wellbeing. In addition, the President and CEO and EVPs receive one executive medical examination per year. Executives are provided with an annual wellbeing allowance as follows:

Element	Description
President and CEO	$50,000
EVPs	$20,000 to $25,000

(g)	Equity-based Long-Term Incentive Plan

A summary of the key terms of the Hydro One Limited LTIP (in which employees of Hydro One are eligible to participate) as in effect on December 31, 2023 are presented below.

Types of Awards

PSUs. A PSU entitles the participant to receive common shares of Hydro One Limited following the achievement of specified performance- and time-vesting conditions. The HRC has the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of PSUs. The HRC may elect to settle PSUs in cash.(1)

RSUs. A RSU entitles the participant to receive common shares of Hydro One Limited following the achievement of specified time-vesting conditions. The HRC shall have the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of RSUs. The HRC may elect to settle RSUs in cash.(1)

The LTIP also contemplates the possibility of grants of:

•  Options. An option is the right to acquire a common share of Hydro One Limited on a future date on payment of the exercise price. The exercise price of an option may not be less than the fair market value of a common share on the date of grant. Standard four year vesting unless otherwise specified by the HRC. The term of an option may not exceed 10 years.

•  Restricted shares. A restricted share award is an award of common shares of Hydro One Limited subject to forfeiture restrictions.

•  DSUs. A DSU is an award that entitles the participant to receive common shares of Hydro One Limited following termination of employment or service with the Company. DSUs may be subject to performance conditions or other vesting conditions. Management DSUs are granted under a separate cash-settled plan.

•  SARs. A share appreciation right (“SAR”) is the right to receive common shares of Hydro One Limited equal in value to the appreciation in the value of a common share of Hydro One Limited over a period. The base price against which a SAR is to be measured may not be less than the fair market value of a common share of Hydro One Limited on the date of grant. An option and a SAR may be granted in tandem, in which event the SAR will vest and be exercisable on the same dates as the related option and the exercise of the option results in the surrender of the SAR, and vice versa. Standard four year vesting unless otherwise specified by the HRC. The term of a SAR may not exceed 10 years.

•  Other awards. Other awards are awards that are convertible into or otherwise based on the common shares of Hydro One Limited.

Eligibility	Employees and consultants of Hydro One Limited and its affiliates (including Hydro One) as determined by the HRC. Non-employee directors on the Board are not eligible.

Maximum No. of Shares Authorized

11,900,000 common shares of Hydro One Limited or approximately 2% of the issued and outstanding common shares of Hydro One Limited. Within that limit the maximum number of common shares of Hydro One Limited which may be issued as PSUs, RSUs or DSUs is 4,760,000 common shares (or approximately 0.79% of the issued and outstanding common shares of Hydro One Limited as of December 31, 2023). As of December 31, 2023, there were 8,472,285 common shares available for future awards (approximately 1.41% of the issued and outstanding common shares of Hydro One Limited).

If an award expires without exercise, is cancelled, forfeited or terminated or otherwise is settled without the issuance of common shares of Hydro One Limited, the common shares of Hydro One Limited which were issuable under the award will be available for future grants. Common shares of Hydro One Limited issued under awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition will not reduce the number of shares available for awards under the LTIP unless otherwise required by law or stock exchange rule.

Insider Limits

Under the LTIP and any other Hydro One Limited security-based compensation arrangements:

•  maximum number of common shares of Hydro One Limited issuable to insiders at any time is 10% of the outstanding common shares of Hydro One Limited.

•  maximum number of common shares of Hydro One Limited issuable to insiders within any one-year period is 10% of the outstanding common shares of Hydro One Limited.

•  the LTIP does not provide for a maximum number of common shares of Hydro One Limited which may be issued to an individual pursuant to the LTIP and any other security-based compensation arrangement (expressed as a percentage or otherwise).

Fair Market Value	Under the LTIP, the fair market value is based on the closing common share price of Hydro One Limited on the Toronto Stock Exchange (the “TSX”) on the applicable date.

Company Trading Blackout Periods	If an award is scheduled to expire during, or within five business days after a company trading blackout period restricting employees from trading in common shares of Hydro One Limited, then the award will expire 10 business days after such blackout period expires.

Death & Disability	Unless otherwise determined by the HRC, a pro rata portion of the next instalment of the award due to vest shall immediately vest. Any performance targets are deemed to have been met at 100% of the target performance level. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Retirement

Unless otherwise determined by the HRC, all unvested awards granted more than six months prior to the receipt of the notice to retire will continue to vest and are settled and exercised in accordance with their terms. Other unvested awards will be forfeited.(1)

“Retirement” means:

(a)   If the employee:

i. is the President and CEO or reports directly to the President and CEO, the retirement has been approved by the Board and the employee complies with such conditions as the Board may require;

ii. is not i. above, the employee has reached age 65 or reached age 55 with a minimum of 10 years of service or such lesser age and/or service thresholds as the HRC may determine;

iii. achieved the age and service eligibility criteria for an undiscounted early retirement pension as defined by the DBPP applicable to the participant;

iv. has achieved such lesser age and/or service thresholds as the plan administrator may determine.

(b)   the employee has given formal notice of their intention to retire six months in advance or such lesser period as the plan administrator may approve;

(c)   no cash severance payment or retirement allowance or equivalent is paid; and

(d)   the employee has complied with such transitional activities as may be reasonably required by Hydro One until the date the individual has ceased active employment.

Resignation	Unless otherwise determined by the HRC, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Termination For Cause	All awards, whether vested or unvested, are forfeited and cancelled.

Termination Without Cause(2)

A prorated portion of the next instalment of any awards due to vest will immediately vest with PSUs deemed to have met 100% of the specified performance targets.

Unless otherwise determined by the HRC and except if termination occurs within 24 months following a change in control, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Termination Without Cause Within 24 Months Following a Change in Control

If, within 24 months following a change in control, the executive’s employment is terminated by the Company without cause:

i. if the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control (as defined below) the prior awards held by the executive on the change in control (the “Affected Awards”) shall continue to vest and be settled or exercised in accordance with their terms; and

ii. if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted below, 1) the Affected Awards shall vest and become exercisable, realizable or payable as of the termination date, 2) any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and 3) any Affected Award that is an Option or SAR shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.

Change in Control(3)	The HRC may provide for the conversion or exchange of outstanding awards for new awards or other securities of substantially equivalent value (or greater value) in any entity participating in or resulting from the change in control, or, for the accelerated vesting or delivery of shares under awards, or for a cash-out of outstanding awards.

Definition of Change in Control

Subject to certain exceptions, means:

(a)   more than 50% of the outstanding voting securities of Hydro One Limited are acquired;

(b)   all or substantially all of the assets of Hydro One Limited are sold, assigned or transferred, other than to a wholly-owned subsidiary;

(c)   an acquisition of Hydro One Limited via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of Hydro One Limited;

(d)   individuals who, at the beginning of any two-year period constitute the Board cease to constitute a majority of the Board, excluding any individuals whose service ceased due to death during such two-year period;(4)

(e)   pursuant to its rights in the Governance Agreement, the Province replaces the entire Board (other than the President and CEO) and, in its discretion, the chair of the Board;(4)

(f)   a change is made to an Ontario law or regulation that:

i.   both (A) expressly states that it applies either (1) to Hydro One Limited or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One Limited and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

ii.  imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid;(4) or

(g)   the board of directors of Hydro One Limited passes a resolution confirming that a change in control has occurred.

As a result of limitations on the ownership of Hydro One Limited’s shares under the Electricity Act (Ontario), there would have to be an amendment to such statute for a change in control to occur in certain circumstances.

Assignability	Options are generally not assignable or transferable. Other awards may be assigned to a ‘permitted assign’ (as defined under Canadian securities law), which includes a spouse, registered retirement savings plan, registered retirement income fund or personal holding company.

Discretion	The HRC may accelerate vesting or exercisability of an award. The HRC may adjust performance objectives in an objectively determinable manner to reflect events occurring during the performance period that affect the applicable performance objective.

Adjustments	The HRC may make adjustments in its sole discretion to the terms of any award, the number and type of securities issuable under the award and the number of common shares of Hydro One Limited issuable under the LTIP in the event of a capital reorganization, or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or in the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization of Hydro One Limited that does not constitute a change in control.

Amendment

The HRC may amend the LTIP or outstanding awards or terminate the LTIP as to future grants of awards, except that a change that would affect materially and adversely an employee’s rights under the award is subject to the employee’s consent unless expressly provided in the LTIP or the terms of the award at the time of grant.

Approval of the shareholders of Hydro One Limited is required for any amendment that:

(a)   increases the number of common shares of Hydro One Limited available for issuance under the LTIP or increases the limits on awards to insiders (except with respect to the adjustments described above);

(b)   permits non-employee directors to receive awards;

(c)   reduces the exercise price of an award (including by cancelling an award and reissuing an award to the same participant with a lower exercise price) except pursuant to the provisions of the LTIP which permit the HRC to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d)   extends the term of any award beyond its original expiration date (except where the expiration date would have fallen within a company blackout period or within five business days thereof);

(e)   permits an award to be exercisable or settled beyond 10 years from its grant date (except where the expiration date would have fallen within a company blackout period);

(f)   permits awards to be transferred other than to a “permitted assign” (as defined under Canadian securities law) or for normal estate settlement purposes; or

(g)   deletes or reduces the range of amendments which require Hydro One Limited shareholder approval.

Notes:

(1)	Represents a change to the LTIP which was approved by the Board on February 14, 2023; the TSX accepted notice of the amendment in June 2023.
(2)	Represents a change to the LTIP which was approved by the Board on May 15, 2018; the TSX accepted notice of the amendment on August 10, 2018.
(3)

As noted below in the “Termination and Change in Control Provisions” table, in the event of a resignation for good reason following a change in control, the vesting of awards granted prior to the change in control continues or accelerates.

(4)	Represents a change to the LTIP which was approved by the Board on November 10, 2017; the TSX accepted notice of the amendment on December 28, 2017.
(5)

In addition to the amendments noted above, other housekeeping amendments were made to the LTIP in 2023, such as updating the definitions, amending provisions to comply with applicable laws and clarifying that all award payouts are inclusive of any and all vacation pay. None of the amendments approved by the Board on February 14, 2023 and accepted by the TSX in June 2023 required Hydro One Limited shareholder approval.

The above description of the Hydro One Limited equity-based LTIP is summary in nature and is qualified in its entirety by the text of the Hydro One Limited equity-based LTIP.

H.	Compensation Disclosure

(i)	NEO Compensation and Alignment with Hydro One Limited Shareholder Value

The Company’s executive compensation program is intended to align the objectives of executives with those of the Company and the long-term interests of Hydro One Limited shareholders. To ensure such alignment, the STIP and LTIP plans are directly linked to the financial results of Hydro One Limited and its subsidiaries (including Hydro One).

The aggregate cost of NEO compensation changed from approximately $6.0 million in 2022 to approximately $10.3 million in 2023. This increase was driven by cash-settled LTIP awards granted in 2021 and paid out in early 2024, as well as share-based LTIP awards granted in 2023.

(ii)	Supplemental Disclosure

As part of the transition from the cash-settled LTIP to the equity-based LTIP, the required summary compensation table disclosure results in both the 2023 equity-based LTIP grant and the 2021 cash-settled LTIP payout being disclosed in 2023. This does not reflect the underlying timing of each award and the following supplemental disclosure table summarizes the value of compensation granted in each of 2023, 2022 and 2021 to provide a more comparable summary of total direct compensation in each year. The chart below does not include pension value or all other compensation, which are reflected in the summary compensation table.

Awards	2021	2022	2023	2024
2023 Equity-Settled PSUs			Granted and Reported
2022 Cash-Settled LTIP		Granted		Reported
2021 Cash-Settled LTIP	Granted		Reported

Supplemental Disclosure Table

Named Executive Officer	Year		Base Salary ($)(1)	Annual Incentive Plans ($)(2)	Granted LTIP ($)(3)	Total Direct Compensation ($)(4)
David Lebeter President and CEO (*Provided in COO role)	2023		600,000	659,472	1,200,000	2,459,472
	2022	*	411,914	329,531	402,800	1,144,245
	2021	*	402,110	321,688	400,000	1,123,798
Chris Lopez EVP, Chief Financial and Regulatory Officer (*Prior to increased accountabilities)	2023		470,650	413,841	705,974	1,590,465
	2022	*	420,564	336,451	411,259	1,168,274
	2021	*	410,554	328,443	408,400	1,147,397
Andrew Spencer EVP, Capital Portfolio Delivery (*Prior to promotion)	2023		334,757	174,894	350,000	859,651
	2022	*	289,138	148,758	183,781	621,677
	2021	*	282,255	140,930	182,504	605,689
Megan Telford EVP, Strategy, Energy Transition and Human Resources (*Prior to increased accountabilities)	2023		450,000	396,000	675,000	1,521,000
	2022	*	455,195	227,597	317,205	999,997
	2021	*	351,846	175,923	315,000	842,769
Paul Harricks Former Chief Legal Officer	2023		401,122	220,440	401,122	1,022,684
	2022		394,279	197,139	385,555	976,973
	2021		384,894	192,447	382,875	960,216
William Sheffield(5) Interim President and Chief Executive Officer	2023		66,000	N/A	66,000	132,000
	2022		420,953	200,000	420,953	1,041,906
	2021		N/A	N/A	N/A	N/A

Notes:

(1)	Base Salary figures and methodology are consistent with what is reported in the Summary Compensation Table.
(2)

Annual Incentive Plans figures and methodology are consistent with what is reported in the Summary Compensation Table. In 2022, Mr. Sheffield received a discretionary bonus of $200,000 for his interim role.

(3)

2023 Granted LTIP reflects the fair value on the grant date of the equity-settled PSUs. With the exception of Mr. Sheffield, 2022 and 2021 Granted LTIP represents the grant date value of cash-settled LTIP awards granted in the year. This methodology differs from the Summary Compensation Table where cash-settled LTIP values are reported once the performance conditions are satisfied. Mr. Sheffield was not eligible to receive equity-settled PSUs or a cash-settled LTIP award. Instead, Mr. Sheffield received DSUs as part of his compensation for his interim role under the non-employee director DSU plan.

(4)	Total Direct Compensation is calculated as the sum of Base Salary, Annual Incentive Plans and Granted LTIP.
(5)	Mr. Sheffield was a non-employee board member and was appointed Interim President and CEO from June 21, 2022 to February 1, 2023.

(iii)	Summary Compensation Table

The following table sets out the compensation earned by the NEOs during the fiscal years 2021, 2022 and 2023, as applicable. Compensation in 2023 is non-comparable with 2021 and 2022 due to the Company’s move from cash-settled LTIP grants to equity-based LTIP grants. Since share-based incentives are reported in the year they are awarded and cash-based incentives are reported in the year they vest, 2021 and 2022 amounts show the LTIP payments from 2019 and 2020 awards, while 2023 amounts show the equity-based LTIP awards granted in 2023 as well as the LTIP payments from the 2021 cash-settled LTIP award. Comparable compensation for 2021, 2022 and 2023 can be seen in the previous supplemental table.

2023 Comparable Total Compensation

To assist with an accurate comparison of 2022 to 2023, this supplemental table provides a view of base salary, annual incentive plan, share-based awards and long-term incentive earned in each year, excluding the value of cash-settled long-term incentives that were earned in 2020 and 2021. The cash-settled long- term incentives paid out after three years and are being reported in 2022 and 2023 respectively in the summary compensation table. The below showcases compensation earned in 2022 and 2023 for Mr. Lebeter, Mr. Lopez, Mr. Spencer and Ms. Telford.

	Compensation Earned for 2022 ($)	Reason for Compensation Change	Compensation Earned for 2023 ($)
David Lebeter	$1,144,245	Promoted from Chief Operating Officer in 2022 to President and CEO(1) in 2023	$2,459,472
Chris Lopez	$1,168,274	Increased accountabilities in 2023	$1,590,465
Andrew Spencer	$621,677	Promoted to EVP, Capital Portfolio Delivery	$859,651
Megan Telford	$999,997	Increased accountabilities in 2023	$1,521,000

Note:

(1)

Mr. Lebeter was promoted to the President and CEO role in 2023. The 2022 disclosed compensation reflects his role as Chief Operating Officer. Under the prior executive compensation framework, maximum total direct compensation for the President and CEO was not to exceed $1,604,488 compared to a target of $2,400,000 in 2023.

Summary Compensation Table

	Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Base Salary ($)(1)	Share- based Awards ($)(2)	Option- based Awards ($)(2)	Annual Incentive Plans ($)(3)	Long-term Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compensation ($) (6)	Total Compensation ($)
David Lebeter(7) President and CEO (2023)	2023	600,000	1,200,000	N/A	659,472	400,000	132,265	171,493	3,163,230
	2022	411,914	N/A	N/A	329,531	400,000	36,736	12,903	1,191,084
	2021	402,110	N/A	N/A	321,688	N/A	36,116	12,207	772,121
Chris Lopez EVP, Chief Financial and Regulatory Officer	2023	470,650	705,974	N/A	413,841	408,400	40,907	241,933	2,281,704
	2022	420,564	N/A	N/A	336,451	400,000	37,508	15,179	1,209,702
	2021	410,554	N/A	N/A	328,443	400,000	36,874	14,304	1,190,175
Andrew Spencer EVP, Capital Portfolio Delivery	2023	334,757	350,000	N/A	174,894	269,029	87,322	83,512	1,299,514
	2022	289,138	N/A	N/A	148,758	267,964	350,271	9,214	1,065,345
	2021	282,255	N/A	N/A	140,930	251,466	205,482	8,709	888,842

Megan Telford EVP, Strategy, Energy Transition and Human Resources	2023	450,000	675,000	N/A	396,000	315,000	38,520	38,331	1,912,851
	2022	455,195	N/A	N/A	227,597	315,000	33,941	11,488	1,043,221
	2021	351,846	N/A	N/A	175,923	N/A	22,738	7,490	557,997
Paul Harricks Former Chief Legal Officer	2023	401,122	401,122	N/A	220,440	382,875	36,145	45,490	1,487,194
	2022	394,279	N/A	N/A	197,139	375,000	35,143	8,294	1,009,855
	2021	384,894	N/A	N/A	192,447	375,000	34,511	7,933	994,785
William Sheffield(8) Interim President and CEO	2023	66,000	66,000	N/A	0	N/A	N/A	28,825	160,825
	2022	420,953	420,953	N/A	200,000	N/A	N/A	38,866	1,080,772
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)

Base salaries presented are actual amounts earned for fiscal years 2021, 2022 and 2023, as applicable. 2023 base salary for Mr. Sheffield reflects time worked in his interim role in 2023 (January 1, 2023 to February 1, 2023). Ms. Telford’s 2022 base salary includes a top- up for her interim role.

(2)

For 2023, the dollar amounts represent the fair value of the awards on the grant date determined as a percentage of base salary (subject to rounding). The fair value of the PSUs was determined by multiplying the number of units granted by the closing price of the Hydro One Limited common shares on the date of grant. Other than the grant of DSUs to Mr. Sheffield, no share- or option-based awards were granted in 2021 or 2022. Mr. Sheffield received DSUs as part of his compensation for his interim role under the non-employee director DSU plan.

(3)

The short-term incentive awards attributed to the noted financial year are based on a percentage of base salary, and are paid following approval of performance multipliers by the Board in the following year. Executives can elect to receive up to 100% of the award in management DSUs. Mr. Sheffield’s 2022 incentive was a special one-time performance bonus for his interim role. Messrs. Lebeter and Spencer elected to take 20% of their 2023 awards in management DSUs.

(4)

For 2021 and 2022, a cash-settled performance-based LTIP award was granted to all NEOs, as a percentage of their annual base salary, with the exception of Mr. Sheffield, who was not eligible. The actual payout for these awards at the time of vesting will be based on the achievement of predetermined corporate performance objectives which discerns the 2021 and 2022 disclosed compensation from 2023 disclosed compensation. The value of the cash-settled LTIP (see below in the Outstanding cash-settled LTIP table on page S-39) does not appear in the summary compensation table in the year of grant and is instead reported in the year in which performance criteria were satisfied. The cash-settled award granted in 2021 vested on February 28, 2024 following the end of the performance period on December 31, 2023, and is included in 2023 compensation based on the performance multiplier achieved (100.00% for Messrs. Lebeter, Lopez and Harricks and Ms. Telford, and 147.41% for Mr. Spencer). As a result, the 2022 awards are not included in the table above, as the performance period for these grants will not end until 2024.

(5)

The pension value for NEOs participating in the DCPP reflects the employer contributions made to the pension plan and supplemental plan during 2023. These values do not reflect the employee contributions or the investment gains/losses for fiscal year 2023.Mr. Spencer is currently the only NEO participating in the DBPP. The pension value includes a combination of annual current service cost as well as the past service impact of other compensating amounts. The DBPP provides a benefit, in respect of years of service up to 35, which is based on each plan member’s highest average earnings at the time of his or her termination or retirement. The value of the increase or decrease in the present value of the defined benefit obligation is affected by differences between actual compensation for the year and the earnings increase assumptions for the year, assumed at the end of the prior year. When the actual earnings increase is not in line with the assumed level, it impacts the total defined benefit obligation in respect of past service. If the expected highest average earnings based on the most recent information is lower than the highest average earnings based on the prior year estimate, it results in a decrease in the defined benefit obligation. Effective December 1, 2016 earnings used for the highest average earnings calculation are capped at $350,000. Beginning on January 1, 2018 and each year thereafter the $350,000 earnings limit is increased by the change in the Consumer Price Index (Ontario).

(6)

All NEOs participate in the Management ESOP, except for Mr. Sheffield who was not eligible. Amounts represent the employer contributions to Management ESOP for Mr. Lebeter, Mr. Lopez, Mr. Spencer, Ms. Telford and Mr. Harricks. Amounts also represent for Mr. Lebeter a wellbeing allowance of $50,000 and $103,244 in travel, Mr. Lopez $195,746 in travel, and Mr. Spencer a non-pensionable and non-bonusable award of $58,872 for his interim role as EVP, Digital & Technology. Consistent with the executive compensation framework, none of the NEOs were entitled to perquisites or other personal benefits in 2021 and 2022. Mr. Sheffield’s amount represents his board retainer earned from February 1, 2023 to June 2, 2023. Mr. Sheffield elected to receive his board retainer in DSUs, under the non-employee director DSU plan. His pro rata board fees for the second quarter of 2023 were awarded in cash.

(7)	Mr. Lebeter was the Chief Operating Officer on December 31, 2022 and was appointed President and CEO effective February 1, 2023.
(8)	Mr. Sheffield was appointed Interim President and CEO from June 21, 2022 to February 1, 2023.

Outstanding Share-Based Awards and Option-Based Awards

The following chart provides details regarding outstanding share-based awards for the NEOs based on the Hydro One Limited share price of $39.70 at close on December 29, 2023. No options-based awards have been awarded since 2018, no option awards remain outstanding and none of the current NEOs have been awarded options.

	Share-based Awards
Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)(2)
David Lebeter	31,923	1,267,343	263,986
Chris Lopez	18,781	745,606	2,197,568
Andrew Spencer	9,311	369,647	119,933
Megan Telford	17,957	712,893	42,333
Paul Harricks	10,459	415,222	155,250
William Sheffield	N/A	N/A	0

Notes:

(1)	Reflects the value of outstanding PSUs, including any additional PSUs from dividend reinvestment, with performance assumed at 100%.
(2)

Reflects the value of outstanding management DSUs for Ms. Telford and Messrs. Lebeter, Lopez, Spencer and Harricks as at December 31, 2023. Mr. Sheffield’s DSUs were granted under the non-employee director DSU plan as part of his compensation for his interim role. He did not hold any DSUs as at December 31, 2023.

Outstanding Cash-Settled LTIP Awards

The following chart provides details regarding cash-based awards for the NEOs as of December 31, 2023:

Name	Grant Year		Grant Value	Vesting Date	Current Value(1)(2)
David Lebeter *as COO	2023		0	0	0
	2022	*	402,800	2/28/2025	402,800
	2021	*	400,000	2/28/2024	400,000
	Aggregate		802,800		802,800
Chris Lopez *Prior to enhanced role	2023		0	0	0
	2022	*	411,259	2/28/2025	411,259
	2021	*	408,400	2/28/2024	408,400
	Aggregate		819,659		819,659
Andrew Spencer * Prior to promotion	2023		0	0	0
	2022	*	183,781	2/28/2025	183,781
	2021	*	182,504	2/28/2024	182,504
	Aggregate		366,285		366,285
Megan Telford *Prior to enhanced role	2023		0	0	0
	2022	*	317,205	2/28/2025	317,205
	2021	*	315,000	2/28/2024	315,000
	Aggregate		632,205		632,205
Paul Harricks	2023		0	0	0
	2022		385,555	2/28/2025	385,555
	2021		382,875	2/28/2024	382,875
	Aggregate		768,430		768,430

Notes:

(1)

The value of cash-settled LTIP awards reflect values at 100% of target performance and are not tied to share price. The actual value at the end of the performance period will depend on the achievement of the pre-determined three-year performance metrics. Consistent with the requirements of the executive compensation framework, for EVPs and above, cash-settled LTIP payouts are capped at 100% of target. Mr. Spencer’s 2021 and 2022 awards are not capped at 100% because he was not an EVP prior to 2023.

(2)	Mr. Sheffield was not eligible for LTIP awards.

Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-based Awards –Value Vested During the Year ($)(1)	Share-based Awards – Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)(3)
David Lebeter	N/A	87,030	1,059,472
Chris Lopez	N/A	63,474	822,241
Andrew Spencer	N/A	38,695	443,923
Megan Telford	N/A	1,223	711,000
Paul Harricks	N/A	41,546	603,315
William Sheffield	N/A	71,134	0

Notes:

(1)	Hydro One Limited has not granted option-based awards to any employees including the ELT since 2018. No NEO holds outstanding options.
(2)

The value of share-based awards that vested, if any, during the fiscal year includes the value of dividend equivalents earned. This includes the value of management DSUs granted in February 2023 in respect of the 2022 short-term incentive award payment. For all NEOs, the values above are based on the share price of Hydro One Limited’s common shares on the vesting date. Mr. Sheffield received fully vested DSUs under the non-employee director DSU plan as part of his compensation for his interim role.

(3)

This column includes the full amount of the short-term incentive awards even if a NEO elected to receive all or a portion as management DSUs and the value of the 2021 cash-settled LTIP where the performance period ended December 31, 2023.

Retirement Benefits

The following table summarizes the pension information for the NEOs participating in the Hydro One DCPP and Supplemental Plan as at December 31, 2023:(1)(2)

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End ($)(3)
David Lebeter	92,084	132,265	235,291
Chris Lopez	216,444	40,907	285,600
Megan Telford	59,116	38,520	107,216
Paul Harricks	98,946	36,145	146,416

Notes:

(1)	In respect of the NEOs, the totals include pre-tax amounts contributed to the notional supplemental plan and after-tax amounts contributed to the prior non-registered savings plan.
(2)	Mr. Sheffield was not eligible to receive retirement benefits for his role as Interim President and CEO.
(3)	Includes the employer contributions, and investment gain/losses during 2023.

The following table summarizes the pension information for the NEOs participating in the Hydro One DBPP and Supplemental Plan as at December 31, 2023:

Name	Number of Years of Credited Service	Annual Benefits Payable		Opening Value of Defined Benefit Obligation($)(2)	Compensatory Change ($)	Non- Compensatory Change ($)(3)	Closing Value of Defined Benefit Obligation ($)(4)
		At Year End($)(1)	At Age 65($)(1)
Andrew Spencer	20.8	147,361	244,041	2,178,160	87,322	439,507	2,704,989

Notes:

(1)

Annual benefits payable at year end were determined using highest three or five years average earnings as applicable and credited service at December 31, 2023. Annual benefits payable at age 65 were determined by using highest three or five years average earnings as applicable at December 31, 2023, and expected credited service at age 65.

(2)

The opening present value of the defined benefit obligation is the value of the projected pension earned for service as of December 31, 2022. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2022 as disclosed in the notes to Hydro One’s 2022 consolidated financial statements, based on the actual earnings for 2022 and adjusted to reflect expected increases in pensionable earnings.

(3)

Value includes the impact of amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions, the NEO’s own contributions and any other experienced gains and losses.

(4)

Equals the value of the projected pension earned for service to December 31, 2023. Represents the defined benefit service cost (the value of the projected pension earned during the year, net of NEO’s contributions to the plan) and the impact of any differences between actual increases in 2023 earnings and the actual assumptions used for the year. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2023 as disclosed in Hydro One’s 2023 consolidated financial statements.

(iv)	Termination and Change in Control Provisions

Each of the NEOs is a party to an employment agreement governing the terms of their employment. Due to the interim nature of his assignment, Mr. Sheffield’s agreement did not have termination provisions. The following table sets out the entitlements of the NEOs under various termination scenarios, based on the employment agreements in effect on December 31, 2023:

Compensation Element	Resignation(1)	Retirement(2)	Termination without Cause(3)	Termination without Cause following Change in Control(4)(5)	Termination for Cause
Severance	None	None	2x or 1.5x aggregate of base salary plus lower of: (i) average annual bonus for the prior 3 years and (ii) target bonus for the year of termination	Same as termination without cause	None

Base Salary	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends

Annual Incentive	Award forfeited	Award prorated	Award prorated	Award prorated	Award forfeited

LTIP (Cash- settled and PSUs)	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs after 5 years of service(6), in which case a pro rata portion will vest	Vests immediately	Award forfeited

Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension

Benefits(7)	Benefits end	Benefits end	Continue for 18 or 24 months(8)	Continue for 18 or 24 months	Benefits end

Notes:

(1)

The NEOs may voluntarily resign their employment at any time; Messrs. Lebeter, Spencer and Ms. Telford are required to give three (3) months’ notice. Mr. Lopez provided notice of his intention to resign effective June 30, 2024. Under the terms of Mr. Lopez’ retention agreement, he will receive a severance payment as per the termination without cause provisions, accelerated vesting for all outstanding LTIP awards as of his date of resignation (at 100% of target performance) and a prorated short-term incentive award at target.

(2)

All NEOs, with the exception of Mr. Lebeter, are considered to have ‘retired’ under the cash-settled LTIP if the retirement has been approved by the Board, the NEO complies with such conditions as the Board may require in connection with its approval, has given six (6) months prior notice, is paid no cash severance payment or retiring allowance or equivalent, and has complied with transitional activities as may be reasonably required during the period from the date of notice until the date the NEO ceases active employment. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. For purposes of the LTIP, NEOs are considered to have retired if the retirement has been approved by the Board, the NEO complies with such conditions as the Board may require in connection with its approval, has given six (6) months prior notice, is not paid or entitled to receive any termination pay, severance pay, retiring allowance or equivalent, and has complied with transitional activities as may be reasonably required during the period from the date of notice until the date the NEO ceases active employment. Any awards eligible for continued vesting must have been granted at least 6 months prior to the date the NEO provided notice of their intention to retire. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. For purposes of the STIP, NEOs are considered to have retired if they reach age 55 or such lesser age and service threshold as the Board determines. NEOs will forfeit any awards that have vested but have not been paid out or settled in the event of a breach of any non-competition or non-solicitation obligation. For Mr. Lebeter, the Board has applied its discretion and approved the following: if Mr. Lebeter has completed a minimum of three (3) years continuous service in the role of President and CEO, the Board may in its sole discretion decide to terminate Mr. Lebeter’s employment and characterize it for all purposes as a retirement. If Mr. Lebeter accepts this treatment and complies with such transitional activities as may be reasonably required by the Company during the period from the date of notification of such retirement until the date active employment ceases with the Company and its affiliates, Mr. Lebeter will be entitled to have his LTIP awards continue to vest and to also receive the separation package under termination without cause.

(3)

The payout multiplier for Mr. Lebeter is 2x and for Mr. Lopez and Ms. Telford is 1.5x. Mr. Spencer is entitled to one month’s base salary per completed year of service up to 24 months. Ms. Telford and Mr. Spencer are entitled to 1x bonus.

(4)

Treatment only applies to termination by the Company without cause or in the case of Messrs. Lebeter and Spencer and Ms. Telford in the case of resignation, for good reason within 24 months following a change in control and only applies to unvested awards. For Mr. Lopez, unvested LTIP awards at the time of change of control will continue to vest if rolled over into corresponding LTIP awards with the surviving entity with the Board retaining discretion to accelerate vesting. For Messrs. Lebeter and Spencer and Ms. Telford “good reason” is defined as a material change in title, responsibilities, reporting line or relationship or “status”; a reduction in base pay or in STIP or LTIP target opportunity that would result in a material reduction in aggregate annual compensation or opportunity for compensation, being required to change principal place of employment more than 50 kilometers away from the existing Toronto based principal place of employment, constructive dismissal, as well as in the change in control circumstances as defined below. These NEOs must provide the Company with written notice confirming the circumstances they believe to constitute good reason within 21 days of the occurrence and a cure period of 60 days following the date the Company has received such notice has elapsed without such circumstances having been cured. Any unvested LTIP awards will immediately vest on the date employment is terminated without cause or resignation for good reason within twenty-four (24) months of a change in control.

(5)	A ‘change in control’ will occur in the following circumstances:

a.	more than 50% of the outstanding voting securities of the Hydro One Limited are acquired;

b.	all or substantially all of the assets of the Hydro One Limited are sold, assigned or transferred other than to a wholly- owned subsidiary;

c.	an acquisition of the Hydro One Limited via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the Company;

d.

individuals who, at the beginning of any two-year period constitute the Board, cease to constitute a majority of the Board during such two-year period excluding any individuals whose service ceased due to death;

e.

pursuant to its rights in the governance agreement, the Province replaces the entire board of directors of Hydro One Limited (other than the President and CEO) and, in its discretion, the chair of the Board;

f.	a change is made to an Ontario law or regulation that:

i.

both (A) expressly states that it applies either (1) to Hydro One Limited or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One Limited and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

ii.

imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One Limited or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid; or

g.	the Board passes a resolution confirming that a change in control has occurred.

(6)

If a participant has not committed an act or has not failed to take any action, that has resulted or could damage the Company or its reputation, a pro rata portion of the participant’s awards will vest, subject to, for the cash-settled LTIP, the participant having five (5) years of service.

(7)

Mr. Lopez is entitled to 24 months of benefits continuation following termination of employment for any reason with the exception of termination for cause or reemployment. Hydro One does not ascribe a value for benefits continuation. Any wellbeing allowances end upon termination of employment for any reason.

(8)	Benefits will continue for up to 24 months for Mr. Lebeter, for 18 months for Mr. Lopez and as per Employment Standards Act minimum requirements for Ms. Telford and Mr. Spencer.

The table below shows the incremental amounts that would become payable to the NEOs, if such events had occurred on December 31, 2023.

Name	Resignation ($)	Retirement ($)(1)	Termination Without Cause ($)(2)	Termination Without Cause after Change in Control ($)	Termination for Cause ($)
David Lebeter	0	0	2,318,229	4,143,937	0
Chris Lopez	0	0	2,027,328	2,810,608	0
Andrew Spencer	0	0	1,123,841	1,503,293	0
Megan Telford	0	0	1,079,004	2,286,605	0
Paul Harricks(3)	0	1,183,652	N/A	N/A	0
William Sheffield(4)	0	0	0	0	0

Notes:

(1)	Hydro One does not ascribe a value for benefits continuation.
(2)

Severance payments are calculated based on annualized base salary and the lower of the average annual bonus for the prior 3 years and the target short-term incentive as of December 31, 2023 . The severance calculation multiplier for the NEOs is 1.5x to 2x for base salary and 1x to 2x for STIP. For participants in the LTIP, a pro rata portion of the participant’s LTIP has been included above, assuming performance at 100% For participants with at least five (5) years of service a pro rata portion of the participant’s outstanding cash-settled LTIP has been included above, assuming performance at 100%. The Company does not ascribe a value for benefits continuation.

(3)

Mr. Harricks retired on December 31, 2023. The value represents his unvested LTIP which will continue to vest to the normal vesting dates and be subject to actual performance, valued as of December 29, 2023, assuming a payout of 100% for 2022 and 2023 awards and actual performance of 100% for the 2021 award.

(4)	Due to the interim nature of his assignment, Mr. Sheffield’s employment agreement did not contain any termination provisions.

III.	DIRECTOR COMPENSATION

On August 15, 2018, the Province passed the Hydro One Accountability Act, 2018 (the “HOAA”). The HOAA required the board of directors of Hydro One Limited to establish an executive compensation framework for the board of directors, President and CEO, and other executives. On February 21, 2019, pursuant to the HOAA, the Management Board of Cabinet issued a directive to Hydro One Limited (the “Directive”) setting out certain compensation-related requirements. As specified in the Directive, the maximum total compensation for the board of directors of Hydro One Limited could be adjusted annually by the lesser of the rate of the Consumer Price Index (Ontario) and the annual rate at which total maximum direct compensation may be adjusted for non-executive managerial employees. The provisions of the HOAA that required the board of directors of Hydro One Limited to establish a compensation framework for the board of directors ceased to have effect on January 1, 2023.

The by-laws of the Company provide that directors may receive remuneration for their services as determined by the Board and be reimbursed for travel and other expenses properly incurred by them in attending meetings of shareholders or of the Board or any committee thereof or otherwise in the performance of their duties. The directors do not receive meeting fees for Board or committee meeting attendance.

As part of its mandate, the GRC, comprised solely of independent directors, is responsible for reviewing and making recommendations to the Board with respect to non-executive director compensation. This is done with a view to aligning the interests of directors and shareholders, and providing market-competitive compensation to help secure and retain experienced directors on the Board. Any changes to non-employee director compensation are approved by the Board following the GRC’s recommendation.

In 2023, the GRC engaged Mercer, the Board’s independent compensation consultant, to review the Company’s director compensation program. For the purpose of its review, Mercer recommended, and the GRC and the Board agreed, to adopt the same comparative peer group for directors, as management uses for executive compensation post HOAA (see page S-12). Mercer’s review revealed that Hydro One’s director compensation fees were significantly below the midpoint of Hydro One Limited’s peer group, with 62.5% of peers paying more in total compensation than is paid to a director of Hydro One. The GRC and the Board considered the results of the Mercer analysis balanced against the interests of all stakeholders and importance of establishing an appropriate compensation framework reflective of the company’s size, impact, ownership structure and business complexity. The Board, on the recommendation of the GRC, approved an increase to director compensation that improves the competitiveness of total director compensation while remaining between the 25th and 50th percentile and lower end of the range of Hydro One Limited’s peers. To further align the Hydro One director compensation framework with shareholder interests and best practice, the GRC recommended, and the Board approved, an increase in the minimum level of the director annual retainer that must be received in the form of equity.

Hydro One Limited has a non-employee director DSU plan providing for awards of directors DSUs to Hydro One directors other than the President and CEO. The equity component of annual retainer is paid in the form of DSUs. Directors may elect to be paid up to 100% of the cash component of their compensation in the form of director DSUs. Director DSUs are notional shares that have the same value as Hydro One Limited common shares and earn additional units as dividend equivalents at the same rate as dividends paid on Hydro One Limited common shares. Director DSUs vest immediately, but directors can only redeem their DSUs for cash after they leave the Board (following a one-year holding period to the extent required to comply with their share ownership requirements post departure). Effective February 13, 2024, the Board, upon recommendation of the GRC, approved an increase of the minimum equity component of the annual retainer for each director, Board committee chair and the Board chair from 50% to 60%. This heightened focus on deferred, equity-based compensation is aligned with the compensation framework established for Hydro One Limited (including Hydro One’s) executives and is intended to promote long-term decision making and shareholder value creation.

The chart below sets out our directors’ compensation for the year ended December 31, 2023.

2023 Compensation by Role(1)	Cash Component ($)	Equity Component ($)	Total ($)
Board chair	64,157	64,157	128,313
Committee chair(2)	45,444	45,444	90,888
Other directors	42,771	42,771	85,542

Notes:

(1)

As per the Director Compensation, Travel and Expense policy, each director is required to receive at least 50% of their annual retainer as an equity component. The figures in the table above illustrate the amounts paid if a director has opted for a 50/50 split between cash and equity.

(2)	As at December 31, 2023, committee chairs received a $5,346 annual retainer for their duties as committee chair.

The chart below sets out our directors’ compensation effective February 13, 2024.

2024 Compensation by Role(1)	Cash Component ($)	Equity Component ($)	Total ($)
Board chair	60,000	90,000	150,000
Committee chair(2)	46,000	69,000	115,000
Other directors	40,000	60,000	100,000

Notes:

(1)

Effective February 13, 2024. the Board, upon recommendation of the GRC, approved an increase of the minimum equity component of the annual retainer for each director, Board committee chair and the Board chair from 50% to 60%. The Board retained the option for each director, committee chair and the Board chair to receive up to 100% of their annual retainers in the form of DSUs. The figures in the table above illustrate the amounts paid if a director has opted to receive 60% in equity and 40% in cash.

(2)	As of February 13, 2024, Board committee chairs receive a $15,000 annual retainer for their duties as committee chair.

Directors are expected to continue to satisfy their share ownership requirement (or maintain their existing level of share ownership if lower than the requirement) for a period of 12 months following their departure from the Board. For a period of 24 months following retirement from Hydro One Limited, the President and CEO must continue to own sufficient shares to meet the lesser of the share ownership requirement applicable to the President and CEO or the level of share ownership that the individual had attained at the time of retirement.

Hydro One believes that the interests of Hydro One Limited’s shareholders and directors are better aligned when directors hold a significant investment in Hydro One Limited. Directors who are non-employees of Hydro One are required to retain a minimum holding of Hydro One Limited’s common shares or DSUs equal to three times (3x) their total annual board retainer (calculated including the equity portion), valued at the original grant value or acquisition cost, within six years following the date of their appointment to the Board.

The ownership requirement for directors was as follows:

Chair	$450,000
Other Directors	$300,000

Under the corporate governance guidelines, directors are expected to continue to satisfy their share ownership requirement (or their existing level of share ownership if lower) for a period of 12 months following their departure from the Board. On June 2, 2023, the Board waived the application of the post- retirement share ownership guideline for William Sheffield, who ceased to serve as a director on that date, so that Mr. Sheffield could pursue a career opportunity which required him to not hold any securities of Hydro One Limited.

For 2023, the directors received all of the equity component of their annual director retainer in DSUs. The table below summarizes equity ownership of our 2023 directors, including dividend equivalents rounded to the nearest whole number, as at April 8, 2024, and their holdings for the previous year. The value of director holdings is calculated using the price of Hydro One Limited’s common shares on the TSX on December 29, 2023 (the last trading day of 2023), which was $39.70. The table does not include Mr. Lebeter as he is subject to our executive share ownership requirements which can be found starting on page S-8.

Name	Equity Ownership April 8, 2024		Equity Ownership December 29, 2023		Market Value ($)	Share Ownership	Year to Meet Share
	Common Shares	DSUs	Common Shares	DSUs	December 29, 2023	Requirement (1)	Ownership Requirement
Cherie Brant	—	12,848	—	12,170	483,156	1.41	Met in 2022
David Hay	—	10,522	—	10,083	400,282	1.11	Met in 2023

Name	Equity Ownership April 8, 2024		Equity Ownership December 29, 2023		Market Value ($)	Share Ownership	Year to Meet Share
	Common Shares	DSUs	Common Shares	DSUs	December 29, 2023	Requirement (1)	Ownership Requirement
Timothy Hodgson	—	13,516	—	12,930	513,319	0.97	2024	(2)
Stacey Mowbray	—	5,062	—	4,662	185,072	0.61	2026
Mitch Panciuk	—	1,002	—	669	26,566	0.10	2029
Mark Podlasly	—	2,714	—	2,108	83,721	0.30	2028
Helga Reidel	—	1,002	—	669	26,566	0.10	2029
Melissa Sonberg	—	20,313	—	19,552	776,201	2.14	Met in 2022
Brian Vaasjo	19,014	1,938	19,014	1,338	807,987	3.01	Met in 2023
Susan Wolburgh Jenah	1,643	11,939	1,643	11,348	515,755	1.46	Met in 2022

Notes:

(1)

Total as a multiple of the share ownership requirement (“SOR”). Each director’s share ownership is calculated annually as at December 31 (based on the original grant value of director DSUs and the acquisition cost of Hydro One Limited’s common shares) and is divided by the share ownership requirement.

(2)	Mr. Hodgson has until August 14,2024 to meet his SOR. It is anticipated that he will satisfy the requirement prior to such date.

A.	Total Compensation Paid to Directors in 2023

The following table provides a summary of the compensation earned by the non-employee directors of Hydro One for the year ended December 31, 2023.

Mr. Lebeter is not included in the table as his compensation for service as Hydro One’s President and CEO is disclosed starting on page S-15. He did not receive any additional compensation for his services as a member of the Board. Mr. Sheffield is also not included in the table below as his compensation for service as a director and as Hydro One’s Interim President and CEO is disclosed starting on page S-15.

Total Compensation			Form of Payment(1)
Name	Board Retainer ($)	Committee Chair* Fees ($)	Total Fees ($)(1)	Received as Cash ($)	Value Received as Director DSUs($)(2)	Director DSU Component of Total Compensation (%)
Cherie Brant	85,542	—	85,542	—	85,542	100
Blair Cowper- Smith (3)	36,190	—	36,190	18,095	18,095	50
David Hay*	85,542	5,346	90,888	45,444	45,444	50
Timothy Hodgson	—	128,313	128,313	64,157	64,157	50
Stacey Mowbray*	85,542	5,346	90,888	45,444	45,444	50
Mitch Panciuk(4)	49,352	—	49,352	24,676	24,676	50
Mark Podlasly(6)	85,542	—	85,542	32,078	53,464	63
Helga Reidel(4)	49,352	—	49,352	24,676	24,676	50

Total Compensation			Form of Payment(1)
Name	Board Retainer ($)	Committee Chair* Fees ($)	Total Fees ($)(1)	Received as Cash ($)	Value Received as Director DSUs($)(2)	Director DSU Component of Total Compensation (%)
Russel Robertson(3)	36,190	—	36,190	18,095	18,095	50
Melissa Sonberg*	85,542	5,346	90,888	5,346	85,542	94
Brian Vaasjo(5)	77,706	—	77,706	28,355	49,351	64
Susan Wolburgh Jenah *(6)	85,542	5,346	90,888	5,346	85,542	94

*	Denotes committee chair.

Notes:

(1)	All amounts in this table are pre-tax. Amounts reported include the portion of the director’s board retainer, and committee chair retainer.
(2)	All director DSUs (rounded) are fully vested upon grant. Values do not include the value of any additional DSUs received in the form of dividend equivalents.
(3)	Mr. Cowper-Smith and Mr. Robertson were compensated for their service until they ceased serving as directors on June 2, 2023.
(4)	Mr. Panciuk and Ms. Reidel were elected to the Board on June 2, 2023, and received compensation following their election.
(5)

Prior to being elected as a director, Mr. Vaasjo attended board meetings as an observer. Mr. Vaasjo received an honorarium of $28,355 for his service in 2023 prior to his election, this cash payment is included within the ‘board retainer’ and ‘total fees’ columns above.

(6)

Mr. Podlasly and Ms. Wolburgh Jenah made changes to their DSU election during 2023, the DSU component for Mr. Podlasly and Ms. Wolburgh Jenah included in the above chart indicates their average DSU holding over the course of 2023.